



Plant-Based

Valerie's

Farm to Table

The Vegan Drive-Thru



lkiernan@htir.net

Ph. 1-914-598-7733

HIGH TOUCH
INVESTOR RELATIONS

CPA Review Statement

To Whom it may Concern:

I have reviewed the statements provided by Valerie's LLC for the period of November 2020-March 13, 2021. This period of time represents the start-up period for the company. To the best of my knowledge, these statements represent the true and fair financial position of the company.

Sincerely,
Laura P Kiernan, CPA
CEO & Founder
High Touch Investor Relations

DocuSigned by:

779534DEAF1D403...

Valerie's
Balance Sheet
As of March 13, 2021

	Total		Grant monies used For Tech (1)	
			2,000.00	Forbes 8
ASSETS			36,000.00	Google cloud
Cash in Bank	6,000.00		17,000.00	Hubspot
Intelectual Property (Recipies)	40,000.00 **(2)**		40,000.00	Digital Ocean
Other Assets (Technology - Application Prototype)	95,000.00 **(1)**		95,000.00	
TOTAL ASSETS	**$ 141,000.00**			
LIABILITIES AND EQUITY				
Equity			Grant monies used For Tech and IP (2)	
Global Startup Ecosystem Accelerator Grant ($250,000 grant net of credits that expired November 30, 2020)	135,000.00 **(2)**		95,000.00	Grant monies used for Tech (above)
Friends & Family Raise	3,000.00		40,000.00	Intellectual Property (Recipies)
Investment from Owner	20,494.03		135,000.00	Total Grant monies used
Retained Earnings	-9,917.62			
Net Income (Loss) (Capitalized into start-up costs)	-7,576.41			
Total Equity	**$ 141,000.00**			
TOTAL LIABILITIES AND EQUITY	**$ 141,000.00**			

Valerie's
Profit and Loss
January 1 - March 13, 2021

	Total
Expenses	
Wages	6,345.42
Marketing Expenses	983.33
Accounting & Bookkeeping	140.00
Office Expenses and Postage	67.66
Office Expenses - Dues & Subscriptions	40.00
Total Expenses/Net Loss (to be capitalized into start-up costs)	$ 7,576.41

Valerie's
Statement of Cash Flows
January 1 - March 13, 2021

	Total	
OPERATING ACTIVITIES		
Net Loss	-7,576.41	
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Net cash provided by operating activities	-$	7,576.41
INVESTING ACTIVITIES		
Friends & Family Raises	10,576.41	
Net cash provided by investing activities	$	10,576.41
Net cash increase for period	$	3,000.00
Cash at beginning of period	3,000.00	
Cash at end of period	$	6,000.00

Valerie's
STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD JANUARY 1 - MARCH 13, 2021

Members Equity – Beginning	3,000.00
Member's Contributions	10,576.41
Member's Draws - Net Income/(Loss)	-7,576.41
Members Equity – Ending	$ 6,000.00

Valerie's
Balance Sheet
As of December 31, 2020

	Total		Grant monies used For Tech (1)
		2,000.00	Forbes 8
ASSETS		36,000.00	Google cloud
Cash in Bank	3,000.00	17,000.00	Hubspot
Intelectual Property (Recipies)	40,000.00 (2)	40,000.00	Digital Ocean
Other Assets (Technology - Application Prototype)	95,000.00 (1)	95,000.00	
TOTAL ASSETS	$ 138,000.00		
LIABILITIES AND EQUITY			
Equity			Grant monies used For Tech and IP (2)
Global Startup Ecosystem Accelerator Grant ($250,000 grant net of credits that expired November 30, 2020)	135,000.00 (2)	95,000.00	Grant monies used for Tech (above)
Friends & Family Raise	3,000.00	40,000.00	Intellectual Property (Recipies)
Investment from Owner	9,917.62	135,000.00	Total Grant monies used
Retained Earnings	0.00		
Net Income (Loss) (Capitalized into start-up costs)	-9,917.62		
Total Equity	$ 138,000.00		
TOTAL LIABILITIES AND EQUITY	$ 138,000.00		

Valerie's
Profit and Loss
November 26, 2020 - December 31, 2020

	Total
Grant	135,000.00
Total Income	**$ 135,000.00**
Expenses	
Technology Spending - including Tech Prototype	95,000.00
Recipes (Intellectual Property)	40,000.00
Wages	5,000.00
Accounting & Bookkeeping	4,125.00
Legal Fees	249.00
Office Expenses and Postage	543.62
Total Expenses/Net Loss (to be capitalized into start-up costs)	**-$ 9,917.62**

Valerie's
Statement of Cash Flows
November 26, 2020 - December 31, 2020

	Total
OPERATING ACTIVITIES	
Net Loss	-9,917.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	-$ 9,917.62
INVESTING ACTIVITIES	
Global Startup Ecosystem Investment	135,000.00
Recipes	-40,000.00
Technology Investments	-95,000.00
Friends & Family Raises	12,917.62
Net cash provided by investing activities	$ 12,917.62
Net cash increase for period	$ 3,000.00
Cash at beginning of period	0.00
Cash at end of period	$ 3,000.00

Valerie's
STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD NOVEMBER 26 - DECEMBER 31, 2020

Members Equity – Beginning		0.00
Member's Contributions		12,917.62
Member's Draws - Net Income/(Loss)		-9,917.62
Members Equity – Ending	$	3,000.00

Simple Cap Table

All amounts in USD

Capitalization Table

		Founding			
Currency	USD	Investment	New Equity	Total Equity	
Equity Type	**Entry Stage**	USD	# Shares	# Shares	%
Common Stock					
Bendish	Seed	23,494	2,349,403	2,349,403	100.00%
Total		**23,494**	**2,349,403**	**2,349,403**	**100.00%**
# of Shares	#	2,349,403			
New Financing	USD	23,494			
Cum. Financing	USD	23,494			
Valuation					
Price per share	USD / Share	0.01			
Pre Money	USD				
Post Money	USD	23,494			

Valerie's LLC.

Vegan Drive-Thru

Valerie's Farm to Table

Notes to Financial Statements

2020 and 2021 to Date (March 13, 2021)

Business Description

Valerie's LLC is a Delaware limited liability company that was founded on November 26, 2020 by its President, CEO, Treasurer and Secretary Valerie Bendish. The company's Vegan Drive-Thru is branded as Valerie's Farm to Table.

Valerie's was started by Valerie Bendish who became a vegetarian in 2017 and a vegan in 2020. Realizing it was almost impossible to find DELICIOUS meals on the go, she founded Valerie's Farm to Table. Valerie is passionate about making tasty, nutritious, environmentally-sound, cruelty-free food that is available at an affordable price with maximum convenience.

Valerie's Farm to Table, is a quick service plant-based (Vegan) restaurant franchiser that is redefining food "on the go". With a Total Addressable Market of $74 billion by 2027, Valerie's is addressing the need for healthy, delicious, convenient, and affordable plant-based food by partnering with celebrity chefs and food scientists.

The company is targeting the Agtech and New Food market. Food items are purchased and delivered to consumers through a combination of *retail outlets* and *quick service, drive thru restaurants*. Valerie's is enhancing the customer experience with its unique app that allows customers to choose a custom menu based on their lifestyle goals: health, mood, weight and beauty, as well as order meals online. As part of this, Valerie's was awarded a $250k grant with The Global Startup Ecosystem. The grant, along with friends and family equity investments, were used in 2021 to create the app and purchase intellectual property (recipes).

Valerie's has partnered with food scientists, commercial kitchens, nutritionists, doctors, vegan and cruelty free brands to redefine food "on the go." The menus have been created by master chef, James Corwell for pizzas, a James Beard Award winner and Ron Pickarski for delicious plant based meatless burgers. The company is currently selling its food products through the Downtown Market in Queens and Brooklyn with online orders in Manhattan.

Going Concerning Matters/Basis of Presentation and Use of Estimates:

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern.

The company is new having been established officially in November 2020. The company has limited amounts of cash on the balance sheet (approximately $6,000) at March 13, 2021. Valerie's Farm to Table is fundraising in order to fund its growth initiatives, specifically to develop and expand its retail product line, open its first drive-thru and continue with its app development. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Summary of Significant Accounting Policies:

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates:
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

BALANCE SHEET MEASURES

Cash in Bank:
Cash in Bank includes all cash balances.

Intellectual Property/Recipes:
Intellectual property includes all proprietary vegan recipes purchased for the restaurant. These recipes were created by master chef, Helmut Holzer for pizzas, a James Beard Award winner. The company does not own the recipe by Ron Pickarski for plant based meatless burgers. The company purchases the burgers from the supplier (Ron Pickarski) directly. Each recipe is currently valued at $20,000.

Other Assets/Technology Investments:
Other assets include all technology related assets including the Valerie's Drive-Thru application prototype that was created for restaurant ordering. It includes fees paid to Digital Ocean, Hubspot, Google Cloud and Forbes 8 for tech related spending.

Debt:
The Company does not have any debt.

Equity measures:

EQUITY:
Under the Company's Limited Liability Company Agreement in effect, the Company issued 2,349,403 shares of $0.01 par value Membership Units.

Global Startup Ecosystem Accelerator Grant: Includes all funding invested against the $250,000 grant awarded by the Global Startup Ecosystem. The grant expired at the end of 2020. Approximately $135,000 was utilized before the expiration of the grant.

Friends & Family Raise: Includes money invested by "Friends and Family" to fund the startup of Valerie's LLC. The amounts invested were credited to Valerie Bendish, CEO & Founder's, equity account and is included in her ownership position on the capitalization table.

Investment from Owner: Valerie Bendish, CEO & Founder, has made personal investments in Valerie's LLC. This amount is reflected in her ownership on the capitalization table.

Retained Earnings: Retained earnings are driven by the prior period's net income/(loss).

Net Income/ (Loss)
Note: net loss/net expenses will be capitalized on the balance sheet until the company begins shipping product/becomes operational. The Company currently anticipates becoming operational in April 2021 when it will begin selling product from the Downtown Market in Queens and Brooklyn with online orders in Manhattan.

PROFIT AND LOSS MEASURES

Wages:
The Company records wages, independent contractor and consulting expenses in the year incurred.

Marketing Expenses:
The Company records marketing expenses in the year incurred.

Accounting and Bookkeeping:
The Company records accounting and bookkeeping expenses in the year incurred.

Office Expenses and Postage:
The Company records office expenses and postage expenses in the year incurred.

Office Expenses – Dues and Subscriptions:
The Company records dues and subscriptions expenses in the year incurred.

Other Considerations/Subsequent Events:
As the Company becomes operational, it will begin to expand its ledger to include several new accounts such as inventory, selling, and building (drive-thru) related accounts. These will be incorporated into future financial statements and related notes to financial statements.